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                                                                      Exhibit 10





                                            April 21, 1999

Mr. John Cunningham
121 Stonebridge Square
Chappaqua, N.Y. 10514


Dear John:


        This letter, along with Wang's Standard Employment Agreement, as presently modified and attached hereto, sets forth the terms of your employment with Wang Laboratories, Inc. ("Wang" or "the Company"). The Company agrees to employ you, and you agree to remain in the employ of the Company, upon the following terms and conditions.

1.   POSITION

        Subject to the approval of the Board of Directors of the Company (the "Board"), you will be employed as Executive Vice President and Chief Financial Officer of the Company, effective as of the date hereof ("Hire Date").

2.   TERM

        The terms and conditions of this letter will be in full force and effect for a one (1) year period commencing on your Hire Date and terminating on the first anniversary of your Hire date, unless otherwise terminated as set forth in paragraph 4. Prior to the first anniversary of the Hire Date, the Company and you will discuss the terms under which this letter will be extended if both parties wish to do so.

3.   COMPENSATION AND BENEFITS

        (a)     SALARY AND BONUS

        Your base salary will be $350,000 on an annualized basis, and you will be eligible to participate in an annualized fiscal year bonus plan targeted at fifty percent (50%) of your base salary, depending upon your performance against the objectives specified in the plan. The company will provide you with a pro-rata bonus for Calendar Year 1999 and, in the event this letter is not extended, for Calendar Year 2000.

        (b)     STOCK INCENTIVES

        Subject to final approval by the Organization, Compensation and Nominating Committee of the Board (the "Committee"), you will be awarded options to purchase two hundred and forty thousand (240,000) shares of Wang Common Stock (the "Options"). The Options will


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Mr. John Cunningham
April 21, 1999
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have a seven (7) year term. Eighty thousand (80,000) Options will vest on each of the first, second and third anniversaries of the Hire Date. The exercise price of these Options will be equal to the fair market value of the Common Stock when approved by the Committee.

        (c)     BENEFITS

        (i) The Company will provide standard health, vision, dental, life and disability coverage to you in accordance with existing Company plans available to all employees generally. To arrange for your benefits and receive your Wang Benefits Enrollment Kit, please contact Lynne McCarthy, Human Resources Director, at (978) 625-7090 upon acceptance of this offer.

                (ii) During your employment, the Company will also pay you a monthly automobile allowance of $585.00 per month. In connection therewith, you may elect one of two options:

            Option 1:   Wang will pay the automobile insurance premium for one
                        automobile if the automobile is leased through the Wang automobile lease program.

            Option 2:   You may lease or buy an automobile in your own personal
                        name (and not through the Wang automobile lease program), in which case Wang will not pay the automobile insurance premium in connection with such an arrangement.

4.    TERMINATION

        (a) In the event that your employment with the Company is involuntarily terminated, (other than (i) a termination "for cause," a term which includes but is not limited to a violation of the standards set forth in Wang's Standards of Ethics and Business Conduct booklet; (ii) a termination following a Change in Control of the Company; or (iii) a termination prior to the first Anniversary of the Hire Date resulting from your death, with respect to each such termination this paragraph is inapplicable), a total of 80,000 of the Options referenced in paragraph 3(b) above shall vest as of your termination date, and Wang shall also pay to you, at such time as Wang pays executives generally under the applicable annual management incentive plan, the pro rata share of your target bonus, calculated at an achievement level equal to Wang's actual performance (as used for calculating the payout to other executives measured on the same basis) for financial targets for the year in which your employment was terminated through the date of your termination (less any amount thereof previously paid to you).

        (b) Following the first anniversary of your Hire Date, your employment status will be at will, meaning that your employment at Wang will be for an indefinite period of time and will be terminable at any time, with or without cause being shown, by either you or the Company. Therefore, unless this Agreement is extended in writing, the terms and conditions contained in paragraph 4(a) of this letter will conclude on the first anniversary of your Hire Date and the original,



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Mr. John Cunningham
April 21, 1999
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unmodified terms of paragraph 6 of the attached, modified standard Wang
Employment Agreement will be in full force and effect.

5.    NO CONFLICTS OF INTEREST

        By signing this letter, you represent that you are not subject to any restrictions, particularly, but without limitation, in connection with any previous employment, which prevent you from entering into and performing your obligations under this letter or which materially and adversely affect (or may in the future, so far as you can reasonably foresee, materially and adversely affect) your right to participate in the affairs of the Company.

6.    STANDARDS OF ETHICS AND BUSINESS CONDUCT

        You are required to comply with the Company's Standards of Ethics and Business Conduct (a copy of which is enclosed herewith), and a completed Standard of Ethics and Business Conduct form (enclosed) is a condition of your employment.

7.    I-9, EXPORT FORMS

        Your employment is also contingent upon your ability to provide, within three (3) business days after commencement of employment, the completed enclosed I-9 form, and acceptable original documents that will establish your employment authorization and identity in compliance with the Immigration Reform and Control Act of 1986. In addition, you are required to complete the U.S. Export Administration Employment Compliance Form I. If you answer "NO" to question 1 you are required to call H.R. Administration at (978) 625-7061 before you report to work to complete a U.S. Export Administration Employment Compliance Form II. Copies of your Visa and Form I-94, will also be required. Your response to the questions in Form II may affect your eligibility for employment.

8.    NON-COMPETITION

        By signing this letter, you agree as follows:

        (a) During the period of your employment with Wang, and for a period of six (6) months following the termination of your employment, you agree that you will not, without the prior written consent of Wang, which shall not unreasonably be withheld, directly or indirectly, whether as a principal, agent, employee, consultant, contractor, advisor, representative, stockholder (other than as a holder of an interest of one percent (1%) or less in the equity of any corporation whose stock is traded on a public stock exchange), or in any other capacity:

                        (1) provide services, advice or assistance to any business, person or entity which competes in the United States directly, as a primary focus of its business, with Wang or any of its subsidiaries or affiliates in the offer, sale or delivery of those desktop and network services which constitute more than twenty per cent (20%) of Wang's revenues in the prior twelve month period


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Mr. John Cunningham
April 21, 1999
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                        or, with respect to identifiable new product or service
                        offerings (and not categories thereof), those which are material to Wang and for which you had responsibility and material and direct involvement ("Competes")(except that this restriction shall not apply if you provide services, advice or assistance to or within a separate division or operating unit of any such business, person or entity that does not itself compete with Wang or any of its subsidiaries and affiliates and you have no substantive involvement with any part of such business, person or entity that does Compete with Wang); or

                        (2) intentionally entice, induce or solicit, or attempt to entice, induce or solicit, any individual or entity having a business relationship with Wang, whether as an employee, consultant, customer or otherwise, to terminate or cease such relationship.

        (b) The parties represent and agree that any breach of this paragraph 8 is likely to cause irreparable injury to Wang, and that damages for any breach of this paragraph are difficult to calculate. Therefore, upon breach of this paragraph Wang shall, at its election, be entitled to injunctive and other equitable relief. However nothing in this sub-paragraph shall limit Wang's right to seek any relief or remedies, including damages, to which it may be entitled.

        (c) It is the intention of the parties that the restrictions contained in this paragraph 8 be reasonable as to time, geographic scope, and in all other respects. The parties also intend that this paragraph be enforced to the fullest extent permissible. Therefore, in the event that any provision of this paragraph shall be determined by the court to be unreasonable, invalid or unenforceable such determination shall not invalidate or render unenforceable the remainder of this paragraph, and the restrictions of this paragraph shall be enforced insofar as possible.

        (d) Notwithstanding the provisions of paragraph 2 of this agreement, this paragraph 8 shall survive the termination of this agreement.

        (e) In the event of any inconsistency or conflict between the language of this paragraph and the provisions of the Wang General Employment Agreement, the provisions of this paragraph shall govern. In light of the more detailed provisions of this paragraph of this letter, is agreed that the provisions of Paragraph 8 of the Wang Global Employment Agreement are deleted and will have no force or effect on you.

        (f) This paragraph 8 shall be governed by the laws of the Commonwealth of Massachusetts, and you agree that any suit for violation of this paragraph may be brought in any court of competent jurisdiction located within the Commonwealth of Massachusetts.

9.    CONFIDENTIALITY

        By our signatures below, we agree to treat the details of this letter with utmost confidentiality and that we will not disclose them to any third parties except your immediate family,

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Mr. John Cunningham
April 21, 1999
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or respective financial and/or legal advisors, and such Wang personnel and/or agents as have a need to know this information for business purposes and as may otherwise be required by law.

        Confirmation of your acceptance of these terms and of your Hire Date by your signature below would be appreciated within seven (7) business days from receipt of this letter. By your signature, you acknowledge that you have read and understand the terms of this agreement and that you are entering into it knowingly and voluntarily.

        John, on a more personal note, welcome to the Wang Global. I have no doubt that you will add a positive new dimension to the team, help us reach our goals and have a lot of fun doing it. We are all looking forward to working with you. If you have any questions, please call me at (978) 625-5050.

                                            Regards,


                                            /s/ Joseph M. Tucci

                                            Joseph M. Tucci
                                            Chairman and Chief Executive Officer




Enclosures:    Standard Employment Agreement (as presently modified)
               New Hire Forms



ACCEPTED AND AGREED TO:


/s/ John Cunningham
_________________________

John Cunningham

Dated:  April 21, 1999